SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)

Cardinal Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14149F 10 9

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W. Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 14149F 10 9	13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,208,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,208,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 14149F 10 9	13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 208,827
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 208,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 14149F 10 9	13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,417,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,417,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 14149F 10 9	13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,417,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,417,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 14149F 10 9	13D/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,417,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,417,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14149F 10 9	13D/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,417,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,417,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14149F 10 9	13D/A	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,417,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,417,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14149F 10 9	13D/A	Page 9 of 12 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated August 11, 2012, was filed on August 22, 2011 with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cardinal Financial Corporation, a Virginia corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 8270 Greensboro Drive, Suite 500 McLean, Virginia.  This Amendment No. 1 to Schedule 13D is being filed to report a decrease in the beneficial ownership of the Common Stock by the reporting persons to less than 5% of the outstanding shares of Common Stock.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)  The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Center, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 14149F 10 9	13D/A	Page 10 of 12 Pages

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 29,254,478 outstanding shares of Common Stock as of August 13, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012:

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,208,428 shares, or 4.1%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 208,827 shares, or 0.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,417,255 shares, or 4.8%, of the outstanding Common Stock.

(c)           Members of the Patriot Financial Group made the following sales of Common Stock in the open market in the last 60 days.

		Number of	Price Per
Seller	Date	Shares Sold	Share

Patriot Fund	11/2/12	38,372	$15.70
Patriot Parallel Fund	11/2/12	6,628	15.70
Patriot Fund	11/5/12	51,845	15.77
Patriot Parallel Fund	11/5/12	8,955	15.77

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 14149F 10 9	13D/A	Page 11 of 12 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filer Statement*

__________________
* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 6, 2012

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.
PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.
PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.
PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ James J. Lynch
James J. Lynch, a member
/s/ W. Kirk Wycoff
W. Kirk Wycoff
/s/ Ira M. Lubert
Ira M. Lubert
/s/ James J. Lynch
James J. Lynch